Date: February 18, 2015

Contact: William W. Traynham, Chief Financial Officer
434-773-2242
traynhamw@amnb.com

Traded: NASDAQ Global Select Market   **Symbol:** AMNB

AMERICAN NATIONAL BANKSHARES INC. ANNOUNCES FIRST QUARTER 2015 CASH DIVIDEND

     Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, announced its Board of Directors has declared a quarterly cash dividend of $0.23 per common share, payable March 20, 2015, to shareholders of record March 6, 2015.

     American National Bankshares Inc. considers the payment of appropriate dividends a vital part of its capital planning and management program. The Company adheres to a dividend policy based on a review of earnings, growth, capital and such other factors that the Board of Directors considers relevant to the dividend decision process.

About American National

     As of January 1, 2015, with the closing of the acquisition of MainStreet BankShares, Inc., American National Bankshares Inc. is a multi-state bank holding company with total assets of approximately $1.5 billion. Headquartered in Danville, Virginia, American National is the parent company of American National Bank and Trust Company. American National Bank is a community bank serving southern and central Virginia and north central North Carolina with 27 banking offices and two loan production offices. American National Bank and Trust Company also manages an additional $661 million of trust, investment and brokerage assets in its Trust and Investment Services Division. Additional information about the company and the bank is available on the bank's website at www.amnb.com.

     Shares of American National are traded on the NASDAQ Global Select Market under the symbol "AMNB."